UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No.___)*



                                  Fogdog, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   344167 10 1
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
CUSIP No. 198516 10 6                                                Page 2 of 5
--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       NIKE, INC., IRS No. 930584541
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [ ]
       (b)  [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Oregon
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

  NUMBER                    4,114,349
  OF                    --------------------------------------------------------
  SHARES                6   SHARED VOTING POWER
  BENEFICIALLY
  OWNED                     0
  BY                    --------------------------------------------------------
  EACH                  7   SOLE DISPOSITIVE POWER
  REPORTING
  PERSON                    4,114,349
  WITH:                 --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,114,349
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.3%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

Item 1.   Issuer

     (a)  The name of the Issuer is Fogdog, Inc.

     (b) The Issuer's principal executive offices are located at 500 Broadway, Redwood City, California 94063.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by NIKE, Inc., a corporation ("NIKE").

     (b)  NIKE's business address is One Bowerman Drive, Beaverton, Oregon
          97005.

     (c)  NIKE is a corporation organized under the laws of Oregon.

     (d)  This Statement relates to shares of Common Stock of Fogdog, Inc.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 344167 10 1.

Item 3. Filings Pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

     (a)  [ ]  Broker of dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

     (d) [ ] Investment company registered under section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

                                Page 3 of 6 pages

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          4,114,349 shares

     (b)  Percent of Class:

          10.3%

     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or direct the vote: 4,114,349 shares

          (ii)   Shared power to vote or direct the vote: -0-

          (iii)  Sole power to dispose or direct the disposition of all of:
                 4,114,349 shares

          (iv)   Shared power to dispose or direct the disposition of -0-


Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          See Exhibit 1 attached hereto.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 9, 2000
                                       -----------------------------------------
                                       Date


                                       LINDSAY D. STEWART
                                       -----------------------------------------
                                       NIKE, Inc.
                                       By: Lindsay D. Stewart
                                       Its: Vice President

                                    EXHIBIT 1
                                    ---------

                          Identification of Subsidiary
                          ----------------------------


NIKE USA, Inc., a wholly owned subsidiary of NIKE, Inc.


                                Page 6 of 6 pages